Final Term Sheet	Filed Pursuant to Rule 433
Medium-Term Notes, Series O – Fixed Rate February 22, 2016	Registration No. 333-207838

PACCAR Financial Corp.

Medium-Term Notes, Series O - Fixed Rate

CUSIP # 69371RM86

(the “Notes”)

We are hereby offering to sell Notes having the terms specified below to you with the assistance of:

☐		Barclays Capital Inc.
☐		BNP Paribas Securities Corp.
☒		Citigroup Global Markets Inc.
☐		J.P. Morgan Securities LLC
☒		Merrill Lynch, Pierce, Fenner & Smith Incorporated
☒		Mitsubishi UFJ Securities (USA), Inc.
☐		U.S. Bancorp Investments, Inc.
☒	Other:	TD Securities (USA) LLC
ANZ Securities, Inc.
Lloyds Securities Inc.
Scotia Capital (USA) Inc.
The Williams Capital Group, L.P.

acting as ☒ principal ☐ agent

at: ☐    varying prices related to prevailing market prices at the time of resale

☒ a fixed initial public offering price of 99.860% of the Principal Amount.

Principal Amount: $250,000,000	Original Issue Date: February 25, 2016 (T+3)

Agent’s Discount or Commission: 0.20%	Final Maturity Date: February 25, 2019

Net Proceeds to Company: $249,150,000	Interest Payment Dates: Semi-annually on each February 25 and August 25, commencing August 25, 2016 Record Dates: February 11 and August 11 preceding the applicable Interest Payment Date

Treasury Benchmark: 0.750% due February 15, 2019

Treasury Yield: 0.918%

Reoffer Spread: T+78 bps

Reoffer Yield: 1.698%

Interest Rate: 1.650% per annum

Redemption:

☒	The Notes may not be redeemed prior to the Maturity Date.
☐	The Notes may be redeemed at our option prior to the Maturity Date.

Initial Redemption Date:

Initial Redemption Percentage:     %

Annual Redemption Percentage Reduction:     % until Redemption Percentage is 100% of the Principal Amount.

Repayment:

☒	The Notes may not be repaid prior to the Maturity Date.
☐	The Notes may be repaid prior to the Maturity Date at the option of the holder of the Notes. Option Repayment Date(s):

Currency:

Specified Currency: USD (If other than U.S. dollars, see attached)

Minimum Denominations:                      (Applicable only if Specified Currency is other than U.S. dollars)

Exchange Rate Agent:                      (Applicable only if Specified Currency is other than U.S. dollars)

If Discount Note, check ☐

Issue Price:             %

Form:        ☒ Book-Entry        ☐ Certificated

Plan of Distribution:

Name	Title	Principal Amount of Notes
Citigroup Global Markets Inc.	Bookrunner	$50,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	Bookrunner	$50,000,000
Mitsubishi UFJ Securities (USA), Inc.	Bookrunner	$50,000,000
TD Securities (USA) LLC	Bookrunner	$50,000,000
ANZ Securities, Inc.	Co-Manager	$12,500,000
Lloyds Securities Inc.	Co-Manager	$12,500,000
Scotia Capital (USA) Inc.	Co-Manager	$12,500,000
The Williams Capital Group, L.P.	Co-Manager	$12,500,000
Total		$250,000,000

Other Provisions:

N/A

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities (USA), Inc., TD Securities (USA) LLC or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc., toll-free at 1-800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322, by email at dg.prospectus_requests@baml.com or mail at 222 Broadway, New York, NY 10038, Attn: Prospectus Department, Mitsubishi UFJ Securities (USA), Inc., toll-free at 1-877-649-6848 or TD Securities (USA) LLC, toll-free at 1-855-495-9846.